[redacted]

08031212

Processing Section
APR 07 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANET Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1265 Drummers Lane, Suite 120
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim (212) - 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I James Wilent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANET Direct, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

2-26-08

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Linda M. Lieberman, Notary Public
Easttown Twp., Chester County
My Commission Expires July 10, 2009

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANET DIRECT, INC.

SEC Mail
Mail Processing
Section
APR 07 2008
Washington, DC
106

****

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

****

VIANET Direct, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	112,838
Prepaid expenses		1,376
Notes receivable		230,000
Interest receivable		10,483
Property and equipment, net of accumulated depreciation of $103,755		15,529
Other assets		5,014
Total assets	$	375,240
Liabilities and Stockholders' Equity		
Liabilities		
Note Payable	$	150,000
Accrued expenses and other payables		169,381
		319,381
Stockholders' equity		
Convertible preferred stock, Series A, $.001 par value; 15,000 shares authorized, 2,400 shares issued and outstanding		2
Common stock, $.001 par value; 50,000,000 shares authorized, 12,758,040 shares issued		12,758
Additional paid-in capital		7,012,580
Deficit accumulated during the development stage		(6,944,481)
		80,859
Less: Treasury stock, 1,125,333 shares		(25,000)
Total stockholders' equity		55,859
Total liabilities and stockholders' equity	$	375,240

The accompanying notes are integral part of this financial statement.

1. Organization and Nature of Business

VIANET Direct, Inc. (the "Company") (a Development Stage Company) was incorporated on January 17, 2002, under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has been in the development stage since its formation on January 17, 2002. It is primarily engaged in the development of an electronic trading platform.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment, which consist primarily of computer equipment, is stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets. The useful lives of the assets are 5 years.

Stock Issued and Options Granted for Services

Shares of common stock issued and options granted for prior services have been assigned amounts equivalent to the fair value of the services received in exchange.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

Deferred taxes are recorded to reflect the tax effect for the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward, a New York Liberty Zone employment credit and stock options granted for services rendered.

Stock Options
On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS"), 123(R), "Share-Based Payment." SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. (See Note 9).

3. Notes Receivable

On January 9, 2006, the Company entered into a preliminary agreement to acquire Digital Imaging Resources, Inc., a public company, located in Morristown, N.J. In connection with that agreement, on February 7, 2006 the Company loaned Digital Imaging Resources, Inc., the principal amount of $50,000. The note bears interest at 5% per annum and is due and payable on the anniversary date of the note. The Company, however, could not come to terms with Digital Imaging Resources, Inc., and as a result, the deal did not close. On October 5, 2006, the Company demanded payment of principal and interest from the borrower. As of December 31, 2007 the balance is still outstanding. On February 11, 2008 the loan was repaid in full.

On March 26, 2007, the Company entered into an agreement to sell its investment in UTTI Corporation to GAK Acquisitions, Inc. in exchange for a promissory note in the principal amount of $180,000. The note bore interest at 6% per annum and was due and payable on April 30, 2007. On April 30, 2007 GAK Acquisitions, Inc. failed to make payment on the note and as a result GAK Acquisitions, Inc. is currently in default. Under an event of default, the principal balance becomes due and payable immediately and the note bears interest at the default interest rate of 8% per annum. On October 1, 2007, the Company demanded payment of principal and interest from the borrower (See Note 15).

4. Note Payable

On December 24, 2007 the Company entered into short-term bridge loan with a shareholder in the principal amount of $150,000. The note bears interest at 5% per annum and was to mature on February 15, 2008, however, the lender agreed to amend the note and extend the maturity date until April 1, 2008. The Company is currently negotiating an additional extension.

5. Income Taxes

The Company has remaining net operating loss carryforwards, which are available to offset future taxable income expiring as follows:

Years Ended December 31,	Amount
2022	$ 120,843
2023	892,871
2024	2,045,601
2025	1,912,590
2026	778,603
2027	881,681
	$ 6,632,189

The Company also has available a Section 179 expense election carryforward in the amount of $12,000 and a New York Liberty Zone business employment credit of $23,400.

Deferred taxes are a result of the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward, a New York Liberty Zone employment credit and stock options granted for services rendered. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit. This has resulted in an increase to the valuation allowance amounting to $398,000.

Deferred taxes consist of the following:

	Amount
Deferred tax asset	$ 3,164,000
Valuation allowance	(3,164,000)
Net deferred tax asset	$ -0-

6. Capital Contributions and Treasury Stock Repurchase

During the year ended December 31, 2007, the Company issued common stock as follows:

	Number of Shares	Amount
Common stock issued for cash	994,300	$ 994,300

On October 19, 2007 the Company purchased into treasury 1,125,333 shares of its common stock for $25,000.

7. Convertible Preferred Stock, Series "A"

The Company has issued 2,400 shares of Series "A" Convertible Preferred Stock at $625 per share for a total of $1,500,000. Each Series "A" Preferred share is convertible into 1,000 shares of common stock at $.625 per share. The Company also granted the preferred stockholder options to purchase two million shares of common stock at an exercise price of $.50 per share. On March 2, 2006, the Company requested the preferred shareholder to exercise those options. The preferred shareholder failed to exercise in the required period and as a result the options automatically expired.

The preferred shares possess priority over common stock in the event of any voluntary liquidation or dissolution.

In addition, the preferred shares possess pre-emptive rights regarding issuance or sales of the Company's common stock or securities convertible into common stock at prices equal to or greater than $.625 per share over a two year period following the offering. In this regard, the holder may purchase up to a number of shares so that his percentage interest of the total outstanding share immediately after the offering is not less than his percentage interest immediately before the offering.

The preferred shares carry with them anti-dilution rights and carry no voting rights until converted into common shares.

8. Outstanding Warrants

As an inducement to purchase shares of common stock, the Company issued warrants. At December 31, 2007, the Company had outstanding warrants to purchase 1,996,811 shares of common stock at prices that range from $ .75 to $1.50 per share. The warrants expire at various dates through 2010. In 2007, 412,590 warrants were forfeited to the Company unexercised.

On July 1, 2007, the Company retroactively amended its stock subscription agreements with it shareholders. For every three shares purchased, after January 1, 2006, the shareholder will receive two warrants to purchase two shares of common stock for an exercise price of $1.00 per share. Under the terms of the original agreements the shareholders were only entitled to receive one warrant for every three shares purchased. As a result of this amendment, an additional 744,566 warrants were issued.

9. Outstanding Options

The Company has a stock option plan under which it may issue either incentive stock options to employees as defined under Section 422 of the Internal Revenue Code or non-statutory stock options to service providers. The maximum number of shares authorized for issuance under the plan is ten million. The exercise price shall be determined by the administrator on the date of grant. In the case of an incentive stock option, the price shall be no less than 110% of the fair value on the date of grant if the employee owns in excess

of 10% of the voting power of all classes of stock. If the employee does not own in excess of 10% of the voting power, the price shall be no less than 100% of the fair value on the date of grant. Non-statutory stock options may be granted at an exercise price of less than 100% of the fair value on the date of grant. The maximum term for the options is ten years.

The following is a summary of activity related to the Company's incentive and non-statutory stock option plan for the year ended December 31, 2007:

	Number of Shares	Weighted Average Exercise Price	Exercise Price	Expiration Date
Outstanding at January 1, 2007	2,900,000	$ .98	$.75 to 1.00	2010 - 2012
Granted	-			
Exercised	-			
Forfeited/Returned	(200,000)	$ .88	$.75 to 1.00	2010 - 2012
Outstanding at December 31, 2007	2,700,000	$ .99		

At December 31, 2007, the Company had outstanding 2,700,000 options as follows:

Options	Number of Shares	Exercise Price	Expiration Date
Non-statutory	2,500,000	$ 1.00	2011
Non-statutory	100,000	$ .75	2010
Incentive	100,000	$ 1.00	2011
	2,700,000		

There have been no non-statutory or incentive options granted to service providers or employees during 2007.

10. Clearance Agreement

The Company expects to operate principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company will be required to maintain a deposit with the clearing broker. As of December 31, 2007, no such agreement has been consummated.

11. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had a net capital (deficiency), as defined, of $(206,543), which was $(227,835) below its required net capital $21,292. At December 31, 2007, the Company had aggregate indebtedness of $319,381. The ratio of aggregate indebtedness to net capital was (1.55) to 1.

Since March 31, 2005, the Company has not maintained the minimum net capital requirements of rule 15c3-1. Because of the violation, the Company is not allowed to conduct a securities business until such time as the Company is again in compliance with the requirements of rule 15c3-1. As such, VIANET Direct Inc. has not affected any customer trades and or business since the date of violation.

12. Off-Balance-Sheet Risk

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with the clearing broker, who will carry all of the accounts of such customers. The Company will not maintain margin accounts for its customers; therefore, there will be no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

13. Related Party Consulting Agreements

On October 5, 2006, the Company entered into a consulting agreement, with a related party, for advice on all matters of technology, market structure, financings and personnel issues which relate to the Company's implementation of its overall business plan. For providing this service, the Consultant received 2.5 million of non-statutory stock options. (See Note 9). In addition, the consultant receives $15,000 per month for 15 months for the period beginning October 17, 2006 for a total cash payment of $225,000, if the contract is not terminated sooner by either party. In October 2007, the agreement was terminated by the Company.

On January 2, 2007, the Company entered into an advisory agreement with an entity, whose officers are also an officer/stockholder/director of the Company and is owned by family members of the officer/stockholder/director. The Company provides services related to the broker-dealer's operations and business strategies associated with the development of electronic trading at the NYSE. For providing this advisory service, the entity received a non-refundable upfront retainer in the amount of $50,000 and also receives $15,000 per month for 15 months.

On January 15, 2007, the Company entered into an advisory agreement with an entity, which is owned by a chairman/stockholder of the Company, to provide business and strategic planning. For providing this advisory service, the entity receives $15,000 per month for 15 months.

On March 23, 2007, the Company entered into an independent contractor agreement with a shareholder and former officer of the Company to provide services related to development of the broker-dealer business and activities. For providing this service, the individual received $15,000 upon execution and $3,000 per month for 5 months.

14. Deposit in Escrow

On October 2, 2006 the Company entered into a stock purchase and escrow agreement to purchase a controlling interest in New Paradigm Strategic Communications, Inc., a New York publicly traded Company. As a result, the Company deposited funds in the aggregate amount of $225,000 with an escrow agent to effectuate the purchase. On November 14, 2006, the board of directors and a majority of the stockholders voted and approved a proposed merger, with a soon to be created entity, Vianet Acquisition Corp. On December 6, 2006, Vianet Acquisition Corp was incorporated with the intent to facilitate the proposed reverse triangular merger with New Paradigm Strategic Communications, Inc. While in the course of doing its due diligence, circumstances arose causing the Company to terminate the deal. As a result, the funds remained deposited in an escrow account, while the Company sought out other potential merger candidates.

On February 8, 2007 a certificate of merger was filed between Vianet Acquisition Corp., with and into the Company. VIANET Direct Inc. became the surviving corporation.

15. Investment in UTTI Corporation

On January 4, 2007, the Company entered into a stock purchase agreement with UTTI Corporation, a publicly traded Delaware corporation, whereby VIANET Direct Inc., acquired 5 million shares of UTTI Corporation for $225,000, representing 50.5% of the issued and outstanding shares of UTTI Corporation. The purchase was financed with funds on deposit in an escrow account. On January 30, 2007, the UTTI Corporation, changed its name to Vianet Technology Group, Ltd., and effected a reverse stock split, whereby each three hundred and fifty shares of common stock of UTTI Corporation issued and outstanding, was converted into one share of Vianet Technology Group Ltd. Pursuant to this agreement, the Company was to enter into a share exchange agreement with UTTI Corporation, thereby becoming a wholly-owned subsidiary of UTTI Corporation. The Company however, could not come to terms on the share exchange agreement.

On March 26, 2007, the Company sold its interest in Vianet Technology Group, Ltd., which consisted of 60,150 common shares of Vianet Technology Group, Ltd and 5 million common shares of pre reverse split shares of UTTI Corporation, the predecessor company of Vianet Technology Group, Ltd., in exchange for a promissory note in the amount of $180,000 which was due and payable on April 30, 2007. The note is currently in default (See Note 3).

16. Managements Strategic Alliance Agreement

On March 21, 2007, the Company entered into a strategic alliance agreement with a Chinese Corporation (China Due Diligence Ltd), whereby the companies agreed to collaborate to facilitate a relationship between the Company and a Chinese technology company that has a strategic fit including software development and technology distribution capabilities in Asian markets. The plan calls for the creation of a new U.S. holding company that would become the parent of VIANET Direct, Inc. and the Chinese technology company, whereby the shareholders of VIANET Direct, Inc., would own approximately a fifty percent interest in the holding company. The newly created entity would seek to raise $15 – $20 million in capital through private placements and public offerings of stock. The agreement expired on March 30, 2008.

17. Stock Acquisition and Reorganization Agreement

In August of 2007, the Company entered into three separate stock acquisition and reorganization agreements with Vianet Holdings, Inc., a newly created U.S. holding company, and ChongQing HongSheng Sysway Information Industray Co., Ltd., Shenzhen Sysway Information Technology Co., Ltd. and Hainan Jien Intelligent Engineering Co. (the "target companies"), whereby, Vianet Holdings, Inc. ("VHI") would become the parent company of two, soon to be created, wholly owned U.S. subsidiaries, Vianet U.S., Inc. ("VUSI") and Vianet International, Inc. ("VII"). Vianet U.S. Inc. would own the assets of VIANET Direct, Inc. and Vianet International, Inc. would acquire and hold a majority equity interest in the target companies. VHI would engage in an initial public offering of its common stock in order to raise capital. The agreements call for such initial public offering to close before June 30, 2008. VHI, through its ownership of VII, would acquire a minimum of a 70% interest in the target companies' common stock in consideration of a promise of cash payable to the target companies and/or the target companies' shareholders (derived from the proceeds of VHI's initial public offering) and common stock of VHI.

In the event that VHI's initial public offering fails to close on or prior to June 30, 2008, the parties agree to the unconditional return of all common stock shares in the target companies to the target companies' shareholders and the unconditional return of all VHI common stock shares.

On March 14, 2008, the Company met with a representative of the Chinese target companies. The representative informed the Company that the stock acquisition and reorganization agreements are terminated.

18. Managements Business Plan

The accompanying financial statements have been prepared assuming that the Company, which is in the development stage, will continue as a going concern. The Company has incurred net losses since its inception and has experienced severe liquidity problems. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements and the success of future operations. In view of these matters, management intends to infuse sufficient working capital, through the issuance of additional common and/or preferred stock and by obtaining financing, to meet ongoing operations. In addition, to open up additional avenues of financing, management continues to seek a candidate for a potential merger, whereby the Company would be the surviving entity.

Furthermore, the Board of Directors and management have been in discussions, which could result in the amending of the Company's FINRA application to allow it to act in the capacity as a placement agent for international offerings for institutional and accredited investors. This plan could represent a change in the direction of the Company.

19. Office Lease

The Company leases office space under a non-cancelable operating lease, which expires on April 30, 2010. Future minimum rental payments under the lease are as follows:

Year Ended December 31,	Amount
2008	$61,268
2009	62,736
2010	21,156

The Company is also obligated to pay its proportionate share of the increase, if any, of annual operating costs over base operating costs.

* *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
VIANET Direct, Inc.

We have audited the accompanying statement of financial condition of VIANET Direct, Inc. (a Development Stage Company) (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VIANET Direct, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company, which is in the development stages, will continue as a going concern. The Company has incurred net losses since its inception and has experienced severe liquidity problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are described in Note 18. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Weiser LLP
Lake Success, N.Y.
April 4, 2008

END